UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

On September 21, 2012, BioLineRx Ltd. (the “Company”) and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $15 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of the Company’s American Depositary Shares (“ADSs”), subject to certain limitations, during the 36-month term of the Purchase Agreement. Additionally, the Company agreed to file a registration statement with the U.S. Securities & Exchange Commission (“SEC”) covering the resale of the ADSs that have been or may be issued to LPC under the Purchase Agreement. After the SEC declares effective such registration statement, the Company will have the right, in its sole discretion, over a 36-month period to sell up to $15 million of ADSs (subject to certain limitations) to LPC, depending on certain conditions as set forth in the Purchase Agreement.

The purchase price of the ADSs purchased by LPC under the Purchase Agreement will be based on the prevailing market prices of the Company’s ADSs immediately preceding the time of sale without any fixed discount. The Company will control the timing and amount of future sales, if any, of ADSs to LPC. LPC has no right to require the Company to sell any ADSs to LPC, but LPC is obligated to make purchases as BioLineRx directs, subject to certain conditions.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions by, between and for the benefit of the parties. Additionally, sales to LPC under the Purchase Agreement may be limited, to the extent applicable, by NASDAQ Marketplace Rules. LPC has covenanted not to cause or engage in any direct or indirect short selling or hedging of the Company’s ADSs or underlying ordinary shares. In consideration for entering into the $15 million agreement, the Company paid to LPC a commitment fee of 98,598 ADSs, and will pay a further commitment fee of up to $375,500, pro rata, as the facility is used over time, which will be paid in ADSs valued based on the prevailing market prices of the Company’s ADSs at such time. The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty. The proceeds received by the Company under the Purchase Agreement are expected to be used to support the Company’s clinical trials and for general corporate purposes.

In connection with the Purchase Agreement, the Company is obligated to pay a finder’s fee to Oberon Securities, LLC, as follows: (i) $150,000 payable in cash over a period not to exceed 12 months from the date the Purchase Agreement was entered into (ii) up to $300,000, pro rata, as the facility is used over time.

The foregoing descriptions of the Purchase Agreement and the registration rights agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the registration rights agreement, a copy of each of which is attached hereto as Exhibits 1.1 and 1.2, respectively, and each of which is incorporated herein in its entirety by reference.

A copy of the press release announcing the transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit Index

Exhibit 1.1	Purchase Agreement, dated September 21, 2012, by and between the Company and Lincoln Park Capital Fund, LLC

Exhibit 1.2	Registration rights agreement, dated as of September 21, 2012, by and between the Company and Lincoln Park Capital Fund, LLC

Exhibit 99.1	Press release dated September 27, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Date: September 27, 2012